The integration and joint share transfer described in this press release involves securities of foreign companies.  The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country and all of its officers and directors are residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the joint share transfer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

April 24, 2015
To whom it may concern:
Company:	MEITO TRANSPORTATION CO., LTD.
Representative:	Kunio Hayashibara, President and Representative Director
(Code Number: 9047, First Section, Tokyo Stock Exchange)
Inquiries:	Hiroshi Takahashi, General Manager of Corporate Planning Department (Tel: 81-422-54-8803)

Company:	Hutech norin Co., Ltd.
Representative:	Hiromasa Aya, President and Representative Director
(Code Number: 9056, Second Section, Tokyo Stock Exchange)
Inquiries:	Shigeaki Sakauchi, Director and General Manager of Administration Division (Tel: 81-3-3632-3434)

Execution of the Integration Agreement
between MEITO TRANSPORTATION CO., LTD. and Hutech norin Co., Ltd.
Concerning Establishment of a Joint Holding Company by way of a Share Transfer and
Formation of the Share Transfer Plan

As announced in the press release “Execution of the Basic Agreement between MEITO TRANSPORTATION CO., LTD. and Hutech norin Co., Ltd. Concerning the Management Integration through the Establishment of a Joint Holding Company by way of a Share Transfer” dated February 10, 2015, MEITO TRANSPORTATION CO., LTD. (“MEITO”) and Hutech norin Co., Ltd. (“Hutech”) executed a basic agreement on February 10, 2015 concerning the management integration (the “Management Integration”) through the establishment of a joint holding company (the “Joint Holding Company”) by way of a joint share transfer (the “Share Transfer”) and the companies have been in discussions to undertake the steps towards the Management Integration.  Notice is hereby given that the companies executed an integration agreement and jointly formed the share transfer plan pursuant to the resolutions at their respective board of directors’ meetings held today.

1.	Purpose, etc. of the Management Integration by Way of the Share Transfer

(1)	Background and Purpose of the Management Integration

MEITO and Hutech, each as a transportation business operator focused on low-temperature food, have contributed to the development of logistics in the food industry over the years leveraging their strengths of transportation and warehousing services, in particular chilled food for MEITO and frozen food for Hutech.

In present Japan, concerns regarding Japan’s declining population have increased, and changes to environment such as further advancement of globalization are expected in connection with participation in negotiations of the TPP that will increase imports and exports.  In this context, in the food industry that is both companies’ main market, manufacturers, wholesalers and retailers have reorganized in various forms, and as a result they have grown in size and shown a trend toward consolidation.  In the low-temperature food logistics industry with strong growth potential backed by the growth in the home-meal replacement market and a rise in the awareness of food security, etc., there are growing demands for high quality logistics services that respond to trend in larger, wider and faster services more effectively and ensure “food safety and security.”  Furthermore, the business environment surrounding the companies has been changing significantly; for example, there have been strengthened efforts to secure and develop drivers and operators at warehouses, actions to respond to energy costs for fuel and electricity, etc. which is at a high level because of a weak yen, reinforced approach to safety and environmental measures, and various other changes.

Under these circumstances, the companies have maintained their uniqueness without relying on specific customers in an effort to expand their respective businesses in the low-temperature food logistics industry.  However, the companies determined that it was essential to achieve a general logistics company responsible for ever-changing food logistics through building a solid cooperative relationship by making the full use of their respective know-how for chilled and frozen logistics which are strengths of both companies, improving customer services through the expansion of business activities, strengthening the management base, and using advanced temperature control techniques.  As a result of such determination, the companies shared a common view that they should be able to improve the value of a new corporate group sustainably by gaining high reputation from the customers and becoming the customers’ partner of choice, and the Management Integration would be the best option for all of their stakeholders including their shareholders, customers and employees.  Based on the spirit of equality, as well as such common view, the companies reached an agreement to proceed with the proposed management integration.

(2)	Objectives to Achieve through the Management Integration

In more than 50 years of long history, in the low temperature food industry, the companies have provided high quality logistics services by focusing on each company’s strength, namely the chilled logistics and frozen logistics, adopting the “customer first” principle,  and operating and possessing their own facilities and vehicles under a hands-on policy.  Through the expanded operations resulting from the Management Integration, the companies will share and reorganize their infrastructures for more efficient management, and at the same time seek further improvement of customer services.

Moreover, in the world of low-temperature food logistics in recent years, there is a growing need for high quality temperature control, such as storage in a frozen state and retailing and distributing in a chilled state.  The Management Integration will enable the companies to integrate their specialties in each stage of storage, sorting, transportation and delivery, which are the companies’ core operations, and to provide thorough services in low-temperature food logistics.  The companies aim to secure status as a leading company in the industry.

With respect to personnel, the companies expect to face a chronic manpower shortage due to aging population and falling birth rate.  However, the companies will try to improve productivity by sharing personnel between the companies and focusing on strengthening recruitment through the creation of a people-friendly workplace with job satisfaction by improving working conditions via development of the personnel system and enhancing personnel training and career support system.  The purchase department will pursue benefit obtained from increased volume of facilities and vehicles resulting from the Management Integration, thereby aiming to become a profitable corporate group.

In addition, MEITO VIETNAM COMPANY LIMITED, which is a MEITO’s subsidiary, operates cold storage warehouses.  While taking into account customer trends, the companies aim to further expand this operation in the future as a joint business, including expansion of warehouses and development of a transportation business.

2.	Outline of the Share Transfer

(1)	Schedule of the Share Transfer

Holding of the board of directors’ meeting to approve the Basic Agreement Concerning the Management Integration (both companies)	February 10, 2015
Execution of the Basic Agreement Concerning the Management Integration (both companies)	February 10, 2015
The record date for the ordinary general meeting of shareholders (both companies)	March 31, 2015
Holding of the board of directors’ meeting to approve the Management Integration Agreement and the Share Transfer Plan (both companies)	April 24, 2015 (today)
Execution of the Management Integration Agreement and Formation of the Share Transfer Plan (both companies)	April 24, 2015 (today)
Holding of the ordinary general meeting of shareholders to approve the management integration (both companies)	June 26, 2015 (scheduled)
The date of delisting of the shares from the Tokyo Stock Exchange (both companies)	September 28, 2015 (scheduled)
The date of management integration (date of registration of the incorporation of the Joint Holding Company)	October 1, 2015 (scheduled)
The date of listing of shares of the Joint Holding Company	October 1, 2015 (scheduled)
Please note that the above schedule may be changed in the future if necessary upon mutual consultation and agreement between the companies depending on the progress of approval process of the Management Integration or other reasons.

(2)	Method of the Share Transfer

The Share Transfer will be carried out through a joint share transfer, whereby MEITO and Hutech will become wholly owned subsidiaries of a newly established Joint Holding Company and the Joint Holding Company will become their sole parent company.

(3)	Share Allocation in the Share Transfer (Share Transfer Ratio)

	MEITO	Hutech
Share transfer ratio	1	1.44

(Note 1)	Details of Allocation in the Share Transfer
MEITO shareholders will receive one share of the Joint Holding Company common stock for each share of MEITO common stock, and Hutech shareholders will receive 1.44 shares of the Joint Holding Company common stock for each share of Hutech common stock.  Shareholders of MEITO and Hutech who are to receive fractional shares of the Joint Holding Company common stock through the Share Transfer will be paid an amount equivalent to such fractional shares pursuant to Article 234 of the Companies Act and other related laws and regulations.  However, the above-stated share transfer ratio may be changed through consultations between the companies if any material change occurs in the conditions that form the basis of the calculation.

(Note 2)	The number of shares per unit of the Joint Holding Company will be 100 shares.
(Note 3)	The number of new shares to be delivered by the Joint Holding Company (scheduled)
Common stock:  25,690,799 shares
The above number is based on the total number of issued and outstanding shares of MEITO common stock as of the end of March 2015 (11,000,000 shares) and the total number of issued and outstanding shares of Hutech common stock as of the end of March 2015 (10,438,000 shares).  However, each of MEITO and Hutech plans to cancel its treasury stock that it owns, to the extent practically possible, before the Share Transfer takes effect.  Accordingly, the number of shares owned by each company as of the end of March 2015 (MEITO: 270,246 shares, Hutech: 48,385 shares) is excluded in calculating the above-mentioned number of new shares of common stock to be delivered by the Joint Holding Company.
Since the number of treasury stock that will actually be cancelled before the effective date of the Share Transfer has yet to be determined, the number of new shares to be delivered by the Joint Holding Company may change.
(Note 4)	Treatment of fractional units
The shareholders of the companies who receive a portion of a unit (a unit equals 100 shares) of the Joint Holding Company common stock (“Fractional Unit”) as a result of the Share Transfer will not be able to sell their Fractional Units on the Tokyo Stock Exchange (“TSE”) or any other financial instruments exchange.  The shareholders holding such Fractional Unit may request the Joint Holding Company to purchase their Fractional Units in accordance with the provisions of Article 192, paragraph (1) of the Companies Act.
The Joint Holding Company’s Articles of Incorporation is expected to provide that the shareholders holding Fractional Units may request the Joint Holding Company to offer for sale the number of shares necessary to achieve a whole unit (100 shares) with respect to shares for which they only have a Fractional Unit.  Therefore, in accordance with Article 194, paragraph (1) of the Companies Act and pursuant to the Joint Holding Company’s Articles of Incorporation, the shareholders holding Fractional Units may make such request.
(Note 5)	Basis of calculation, etc. of the share allocation in the Share Transfer
There is no change to the basis of the calculation of the share transfer ratio, background of the calculation and relationship with the advisors from what the companies announced in the press release dated February 10, 2015.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights of the Prospective Wholly Owned Subsidiaries

As announced in its “Notice on the Abolishment of the Stock Option Compensation System, etc.” dated February 10, 2015, Hutech will abolish the stock option compensation system that has been continuously granted as compensation for directors, provided that the Management Integration Agreement will be executed and that the share transfer plan for the Share Transfer will be approved at the ordinary general meetings of shareholders of the companies.  In connection therewith, Hutech will cancel all of the issued stock acquisition rights by obtaining from each of the stock acquisition rights holders a document surrendering all of his/her unexercised stock acquisition rights.  As an alternative to the stock option, Hutech will introduce a pension benefit system for officers.

MEITO has not issued any stock acquisition rights.  Neither MEITO nor Hutech has issued any bonds with stock acquisition rights.

(5)	Dividends of the Companies Based on the Record Date Prior to the Establishment of the Joint Holding Company

MEITO plans to pay dividends of 15 yen per share with the record date being March 31, 2015 as described in “2. Dividends” of “Financial Results for the Third Quarter of the Fiscal Year Ending March 2015” dated February 10, 2015.  Hutech plans to pay dividends of 14 yen per share with the record date being March 31, 2015 as described in “2. Dividends” of “Financial Results for the Third Quarter of the Fiscal Year Ending March 2015” dated February 10, 2015.

Although MEITO has not paid interim dividends before, it plans to pay interim dividends of up to 7.5 yen per share in addition to the above with a record date prior to September 30, 2015.  Hutech plans to pay interim dividends of up to 14 yen per share in addition to the above with a record date prior to September 30, 2015.

(6)	Dividends of the Joint Holding Company

The annual dividend amount of the Joint Holding Company for the fiscal year ending March 2016 will be determined after comprehensively considering the dividend policies and dividend payouts of the companies until now, as well as the Joint Holding Company’s business performance in the future and other similar factors.  Specific details have yet to be determined.

(7)	Treatment of Treasury Stock of the Companies

MEITO and Hutech plan to cancel their respective treasury stock that they currently hold or acquire in the future, to the extent practically possible, before the effective date of the Share Transfer, and accordingly do not plan to receive shares of the Joint Holding Company for their own treasury stock.

(8)	Matters Relating to a Listing Application of the Joint Holding Company

The newly-established Joint Holding Company is expected to apply to list its shares on the TSE.  Shares of the Joint Holding Company are expected to be listed on October 1, 2015, which is the date of registration of incorporation of the Joint Holding Company.  MEITO and Hutech will become wholly-owned subsidiaries of the Joint Holding Company as a result of the Share Transfer, and accordingly will be delisted from the TSE on September 28, 2015 before the listing of the Joint Holding Company.  (The date of final trading of shares will be September 25, 2015.)

3.	Profile of Parties to the Share Transfer (as of March 31, 2015)

(1)	Name	MEITO TRANSPORTATION CO., LTD.	Hutech norin Co., Ltd.
(2)	Location	2-4-5 Nakacho, Musashino-shi, Tokyo, Japan	2-18-4 Ryogoku, Sumida-ku, Tokyo, Japan
(3)	Title and name of representative	Kunio Hayashibara, President	Hiromasa Aya, President and Representative Director
(4)	Business	• General motor truck transportation services • Freight transportation handling services • Warehouse services
• Warehouse services
• Freezer or cold storage services
• General motor truck transportation services and freight transportation handling services
• Freight handling and packaging services
• Frozen food repackaging and other processing services
• Motor transportation security services

(5)	Capital	2,176,900,000 yen	1,217,560,000 yen
(6)	Date of incorporation	September 12, 1959	March 14, 1953
(7)	Number of issued and outstanding shares	11,000,000 shares	10,438,000 shares
(8)	Fiscal year end	March 31	March 31
(9)	Number of employees (consolidated)	2,215	1,374
(10)	Main customers	Mitsubishi Shokuhin Co., Ltd. Kyodo Milk Industry Co., Ltd. MARUDAI FOOD CO., LTD.	Mitsubishi Shokuhin Co., Ltd. Nissin Healthcare Food Service Co., Ltd. CGC JAPAN CO.,LTD.
(11)	Main banks	The Norinchukin Bank The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd.	The Norinchukin Bank Mizuho Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation
(12)	Large shareholders and shareholding ratios
Kyodo Milk Industry Co., Ltd.
13.30%
Meito Sangyo Co., Ltd.
4.92%
The Norinchukin Bank
4.50%
The Kyoei Fire and Marine Insurance Company, Limited
4.27%
Mitsui Sumitomo Insurance Company, Limited
2.95%
Nippon Life Insurance Company
2.60%
MEITO TRANSPORTATION CO., LTD.
2.45%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2.36%
Nichirei Logistics Group Inc.
2.27%
MEITO TRANSPORTATION Employee Stock Ownership Plan
1.96%

Maruha Nichiro Corporation
13.08%
BBH FOR FIDELTY LOW-PRICED STOCK FUND (PRINCIPAL ALL SECTOR SUBPORTFOLIO) (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)
9.58%
Hutech norin Customers’ Shareholding Association
5.74%
BANQUE DE LUXEMBOURG-CLIENT ACCOUNT (Standing proxy: Sumitomo Mitsui Banking Corporation)
5.05%
The Norinchukin Bank
5.00%
The Kyoei Fire and Marine Insurance Company, Limited
5.00%
Hutech norin Employee Stock Ownership Plan
4.78%
Mizuho Trust & Banking Co., Ltd. Retirement Benefit Trust Account for MEGMILK SNOW BRAND Co., Ltd., with re-trust trustee being Trust & Custody Services Bank, Ltd.
3.98%
Nissin Healthcare Food Service Co., Ltd.
2.11%
KINREI CORPORATION
1.93%

(13)	Relationship between Companies Concerned
	Capital	Not applicable
	Personnel	Not applicable
	Transactional	Entrustment and consignment between MEITO and Hutech in relation to their storage and delivery services
	Whether the other party and affiliates are ‘parties concerned’	Not applicable
(14)	Results of operations and financial condition in the three most recent fiscal years (millions of yen; except for those specially mentioned)
	MEITO TRANSPORTATION CO., LTD. (on a consolidated basis)			Hutech norin Co., Ltd. (on a consolidated basis)
Fiscal year	FY ended March 31, 2012	FY ended March 31, 2013	FY ended March 31, 2014	FY ended March 31, 2012	FY ended March 31, 2013	FY ended March 31, 2014
Net assets (on a consolidated basis)	11,183	11,538	11,644	16,701	17,388	18,160
Total assets (on a consolidated basis)	28,205	27,874	28,300	34,646	36,935	39,275
Net assets per share (yen) (on a consolidated basis)	1,042.29	1,075.40	1,085.27	1,569.34	1,638.96	1,710.00
Operating revenue (on a consolidated basis)	44,717	44,973	48,519	34,864	36,411	38,416
Operating income (on a consolidated basis)	444	667	449	2,326	1,626	2,017
Ordinary income (on a consolidated basis)	507	787	636	2,421	1,653	1,996
Net income (on a consolidated basis)	7	495	197	1,402	922	1,137
Net income per share (yen) (on a consolidated basis)	0.66	46.22	18.40	134.48	88.51	109.47
Dividend per share (yen)	15.00	15.00	15.00	28.00	30.00	28.00

4.	Profile of the Joint Holding Company to be Established through the Share Transfer

(1)	Name	Chilled & Frozen Logistics Holdings Co., Ltd.
(2)	Location	Shinjuku-ku, Tokyo
(3)	Representatives, directors and executives, etc. expected to assume office	Chairman and Representative Director	Yukio Matsuda	Present: Chairman and Representative Director of Hutech
		President and Representative Director	Kunio Hayashibara	Present: President and Representative Director of MEITO
		Vice President and Director (in charge of sales)	Hiromasa Aya	Present: President and Representative Director of Hutech
		Managing Director (in charge of corporate planning and management )	Akihiro Muto	Present: Full time Corporate Auditor of MEITO
		Managing Director (in charge of internal control)	Kazuhiro Michita	Present: Managing Director of MEITO
		Managing Director (in charge of facilities)	Tadashi Sakamitsu	Present: Managing Director of Hutech
		Director (Outside)	Wataru Ozawa	Present: Corporate Auditor (Outside) of Hutech
		Director (Outside)	Akihiro Mizutani	Present: Director (Outside) of MEITO
		Full time Corporate Auditor (Outside)	Hitoshi Toda	Present: Full time Corporate Auditor (Outside) of Hutech
		Full time Corporate Auditor	Hiroshi Miyazaki	Present: Managing Director of MEITO
		Corporate Auditor (Outside)	Nobuyuki Takagi	Present: Corporate Auditor (Outside) of MEITO
		Corporate Auditor (Outside)	Michiho Tachi	Present: Attorney of Shitara and Sakamoto Law Offices
(4)	Business	Business management of its subsidiaries and the group and services incidental or related thereto
(5)	Capital	4,000 million yen
(6)	Capital reserve	1,000 million yen
(7)	Fiscal year end	March 31
(8)	Net assets	To be determined
(9)	Total assets	To be determined
(10)	Accounting auditor	Ernst & Young ShinNihon LLC

5.	Overview of Accounting in Connection with the Share Transfer

It is expected that the purchase method shall be applied for the accounting procedure of the Share Transfer since it falls under “purchase” stipulated in the Accounting Standard for Business Combination.  It is expected that negative goodwill (or goodwill) will occur and be recorded on the consolidated accounts of the Joint Holding Company.  However, the amount of negative goodwill (or goodwill) has not been determined at the present stage.

6.	Forecast

The operating results and other outlook of the newly established Joint Holding Company through the Share Transfer will be discussed between the companies and will be provided once they are determined.

(End of document)